October 8, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blink Charging Co.
Draft Registration Statement on Form S-1
CIK No. 0001429764

Ladies and Gentlemen:

On behalf of our client, Blink Charging Co. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) for non-public review by the staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement submitted herewith relates to the Company’s proposed best-efforts underwritten public offering of shares of its common stock. The Company will publicly file the Registration Statement and non-public draft submission such that they are publicly available on the EDGAR system at least two business days prior to the requested effective time and date of the Registration Statement.

Please do not hesitate to contact the undersigned at (212) 451-2234 (or by email at sfeldman@olshanlaw.com) with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Michael Battaglia
Aviv Hillo, Esq.
Mr. Michael Bercovich